Mail Stop 04-09


October 24, 2005


Mr. Douglas G. Scrivner, General Counsel and Secretary
Accenture Ltd
Canon`s Court
22 Victoria Street
Hamilton HM 12 Bermuda

RE:	Accenture SCA
            File No.  0-49713
	Form 10-K for the year ended August 31, 2004
            Your letter dated July 1, 2005

Dear Mr. Scrivner:

      We have reviewed the above referenced documents and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page F-11
1. Please explain to us in sufficient details the major terms of your outsourcing contracts, including, but not limited to, the duration, billing and payment requirements, the rights of cancellation and refund, and specific contractual performance milestones. Explain how you considered these terms in your determination of how to recognize revenues. Disclose the specific point in time that you recognize these revenues and tell us why you believe that the earning process is completed at that time. Disclose the accounting when you have further obligations related to the services provided. As part of your response, please cite the accounting literature that you are relying upon in your determination of how you account for these arrangements.
2. Tell us whether or not upon contract termination, the termination fee owed to you would be the amount due to you if this had been a time and materials contract and how that affects revenue recognition.
3. Tell us whether or not you incur significant start up costs under these contracts and how that affects revenue recognition.
4. Please explain to us in sufficient details how you measure and recognize the costs relating to each type of outsourcing contract and identify the elements of cost that you defer, if any. Explain how you assess the recoverability of these costs. Please cite the accounting literature that you are relying upon in your determination of how you account for these costs.
5. Please refer to the last paragraph on page 48 relating to your client financing activities. Explain to us what you mean by "...we contractually link payment for services to the achievement for specified performance milestones" and how that affects revenue recognition. Also, explain how you determine and account for the interest expense and interest income, if any, relating to client financing.

Note 2 - Restructuring and Organization Costs (Benefits), page F-
19
6. We note your response to our comment no. 3 in your letter dated April 21, 2005 and your response to our comment no. 1 in your letter dated July 1, 2005. With respect to the information submitted, please provide the following:
* We note that the Company identified certain shareholders who were
partners at the time of your reincorporation who may incur unusual
or
disproportionate financial damages in certain jurisdictions and has
recorded reorganization expense and related liability where such liabilities are probable. Tell us how you determined for which
partners you would accrue a liability.   Was your determination
limited to certain tax jurisdictions or were other criteria applied?
Provide a breakdown of the liability by tax jurisdiction or other criteria.
* Tell us how you determined the probability of the tax payments when you recorded your initial accrual in 2001, especially given the fact that the accrued liability has decreased more from the expiration of the statute of limitations than from actual cash payments.
* You indicate that in some countries these transactions were complex and the application of local tax law was not clear. Given this statement, tell us how you were able to reasonably estimate the amount of potential tax liability.
* We note that you continue to accrue interest costs related to this charge. Is the additional interest expense based on specific known tax liabilities or are you accruing based on potential liabilities?
If the former is the case, then tell us when you anticipate paying the taxes or if the latter is the case, then tell us your basis for the additional expense.
* Tell us how you determine the amount of the accrued liability to be reversed in each period.
* Revise your disclosures to provide a more detailed discussion of the basis for the reorganization liability. Provide a reconciliation of the liability for each period in which an income statement is presented indicating the beginning balance, the benefit due to the final determination, the additional interest expense accrued, cash payments and foreign currency translation adjustments. Also, include a discussion of what constitutes a "final determination" and when you anticipate this liability will be finally settled.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact
Jorge
L. Bonilla at (202) 551-3414 or me at (202) 551-3499.


Sincerely,



Kathleen A. Collins

Branch Chief


Accenture SCA
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